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                            December 27, 2023

       Matt Reid
       Principal Executive Officer, Principal Accounting Officer and Director APPlife Digital Solutions Inc.
       50 California St., #1500
       San Francisco, CA 94111

                                                        Re: APPlife Digital
Solutions Inc.
                                                            Form 10-K for the
Fiscal Year ended June 30, 2023
                                                            Filed October 2,
2023
                                                            File No. 000-56144

       Dear Matt Reid:

              We have limited our review of your filing to the financial statements and related disclosures and have the following comment.

              Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to this letter, we may have additional comments.

       Form 10-K for the Fiscal Year ended June 30, 2023

       Item 9A. Controls and Procedures , page F-15

   1.                                                   Please amend your
filing to include Management   s annual report on internal control over
                                                        financial reporting.
Refer to Item 308 of Regulation S-K.
              In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

              Please contact Ryan Rohn at 202-551-3739 or Stephen Krikorian at 202-551-3488 with any questions.




                            Sincerely,
 Matt Reid
APPlife Digital Solutions Inc.
December 27, 2023
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Page 2    LastNameMatt Reid
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                                              Division of Corporation Finance
December 27, 2023 Page 2                      Office of Technology
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